

Mail Stop 4561

September 3, 2015

Jeffrey B. Shealy
Chief Executive Officer
Akoustis Technologies, Inc.
9805 Northcross Center Court, Suite H
Huntersville, NC 28078

> **Re: Akoustis Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2015**
> **File No. 333-206186**

Dear Mr. Shealy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with the relevant portions of each industry research report you cite, such as the McKinsey Global Institute and Mobile Experts 2014 reports. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether any of the reports were prepared for you or for this offering. Further, please ensure that you have disclosed the date of each report in your registration statement.

Prospectus Summary

Overview, page 3

2.   We note your disclosure on page 9 that you have not yet obtained marketing approval or been verified in commercial manufacturing and that you have not generated any sales. Please include a similar statement in the prospectus summary and disclose your net losses to date.

Risk Factors

Risks Related to our Business and the Industry in Which We Operate

"Changes in general economic conditions, together with other factors…," page 12

3.   Please revise to remove any implication that you have any customers. This comment also applies to the first risk factor on page 18 and the last risk factor on page 19.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

4.   Please disclose the amount of funding received under each grant and the terms of the grants received.

Plan of Operation, page 35

5.   Please disclose the anticipated timeframe of achieving each milestone, and provide the expected amount and source of funds necessary to achieve each milestone.

6.   We note your reference to the $4.925 million of proceeds from the May/June 2015 private placements. Please revise to refer to your currently-available capital resources as of a more recent date. In this regard, we note that your quarterly report on Form 10-Q for the period ended June 30, 2015 indicates that you had $4,389,308 in current assets.

Description of Business, page 41

7.   Please expand your Business section to describe the effect of existing or probable governmental regulations on the business. See Item 101(h)(4)(ix) of Regulation S-K. We note in this regard your risk factors regarding regulatory requirements beginning on page 20.

8.   We note your statement on page 21 that the semiconductor and electronics industries have been subject to increasing environmental regulations. Please disclose the costs and

effects of compliance with environmental laws (federal, state and local). See Item 101(h)(4)(xi) of Regulation S-K.

Pure-Play Filter Provider Enables New Module Competition, page 47

9.   We refer to the graphic on the bottom of page 47. Please explain what the graph demonstrates and how it applies to your business.

Commercialization, page 48

10.   Please expand your disclosure to summarize briefly the material terms of the development agreement and foundry agreement with Global Communication Semiconductors.

Directors, Executive Officers, Promoters and Control Persons, page 54

11.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 58

12.   Please identify to the extent material any item(s) included in the $12,006 in "All Other Compensation" paid to Mr. Shealy for the fiscal year ended March 31, 2015. Refer to Item 402(o)(7) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

13.   Please revise to provide the required disclosure regarding the May and June 2015 unregistered offerings of common stock referenced in the penultimate paragraph of page 4 and elsewhere in your filing. See Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

14.   We note your cautionary statements concerning the representations and warranties in the agreements included as exhibits to the registration statement. Please note that disclosure regarding an agreement's representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934

and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Scott Rapfogel, Esq.
        CKR Law LLP